EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Think Partnership 4th Quarter and FY2006 Financial Results

Q4 2006 Revenues up 95% over same year ago period

4th Consecutive Year of Record Revenue of $71.9 million, up 78% over 2005

Record Annual EBITDA of $8.8 million in 2006, up 267% over 2005

CLEARWATER, Fla. – March 29, 2007 – Think Partnership Inc. (AMEX:THK), an international leader in interactive performance-based marketing and related Internet technologies, reported financial results for the fourth quarter and year ended December 31, 2006.

Q4 2006 Financial Results

As compared to the previous quarter and same period a year ago:

•

Revenues totaled $19.0 million, a decrease of 12% from $21.6 million in the previous quarter and up 96% from $9.7 million a year ago.

•

Net Income from operations was $0.3 million, a decrease of 68% from $0.9 million in the previous quarter and up from a loss of ($1,743,249) a year ago.

•

Basic and fully diluted earnings per common share totaled a loss of $(0.14), a decrease from a loss of ($0.01) in the previous quarter, and a decrease from a loss of ($0.03) per share in the same period a year ago. The loss per common share is primarily due to charges relating to the Series A Convertible Preferred Stock of $7.2 million and $10.2 million for the quarter ended and year ended December 31, 2006 respectively.

•

Earnings before interest, taxes, depreciation and amortization expenses ("EBITDA") was $2.7 million, down 30% from $3.8 million reported in the previous quarter, and up from a loss of ($1.0 million) reported the same period a year ago. A reconciliation of EBITDA to income from operations is included at the end of this release.

Full Year 2006 Financial Results

•

Revenues totaled a record $71.9 million, an increase of 78% from $40.4 million in 2005.

•

Income before taxes was $1.4 million, an increase from $33 thousand in 2005.

•

Basic and fully diluted earnings per common share totaled a loss of $(0.20), compared to 0.00 in 2005. The loss is primarily due to preferred stock charges of $10.2 million.

•

Earnings before interest, taxes, depreciation and amortization expenses ("EBITDA") was a record $8.8 million, up 272% from $2.4 million reported in 2005.

"While we have enjoyed another year of record revenue and EBITDA, this has also been a period of substantial investment in new technologies and products designed to fuel our growth in the coming year," said Think Partnership's president and CEO, Scott P. Mitchell. "Think Partnership has generated almost $72 million in revenue and $9 million in EBITDA in 2006.  Although our fourth and first quarter results were impacted by certain operating challenges, we strongly believe these issues have been permanently resolved and are nonrecurring. As we anticipate healthy industry-wide expansion also contributing to accelerated organic growth, we reiterate our revenue forecast to top $100 million in 2007, with EBITDA margin ranging from 20-22% of revenue."

Other Q4 2006 Highlights

•

Think Partnership initiated conversion of all outstanding preferred stock to common, which was completed in the first quarter 2007. The conversion eliminated $19.1 million of preferred stock from the balance sheet, as well as eliminated an estimated $5.9 million in annual preferred dividend payments and accretion in 2007. The company expects the conversions to increase net income applicable to common share holders by approximately $0.11 per share.

•

Intuit Inc. selected Think’s KowaBunga!® MyAffiliateProgram™ (MYAP™) affiliate tracking and management solution for Intuit’s Quicken and QuickBooks affiliate programs.

•

Introduced Second Bite, an automated solution that offers online merchants the ability to recover lost sales and revenue attributed to online shopping cart abandonment.

•

Released ValidClick DirectAds™, an advanced private-label pay-per-click (PPC) platform featuring Think Partnership's highly accurate, patent-pending click fraud prevention technology.

Financial Details

Beginning in the third quarter of 2006, the company aligned its subsidiaries along four market segments, Think Network, Think Direct, Think Advertising, and Think Consumer, and reports its financial results accordingly:

Think Network

PrimaryAds, Ozline, Litmus Media, and Kowabunga! marketing subsidiaries comprise this segment, which is primarily engaged in performance-based Internet ad distribution using proprietary technology. Network revenues for the quarter totaled $3.9 million, down 26% from $5.3 million in the previous quarter and up 177% from $1.4 million a year ago. This contributed 21% of total revenues, down from 24% in the previous quarter, and up from 15% in the same quarter a year ago. Network EBITDA was $1.5 million, down 31% from $2.1 million reported in the previous quarter and up from a loss reported a year ago.

For the full year 2006, revenue from the Network segment increased 228% to $16.7 million. The acquisitions of Litmus Media, Inc. contributed approximately $7.0 million in revenue during the current year. The remaining growth was due to increased revenue derived from the company’s affiliate networks and affiliate software licensing.

Think Direct

iLead Media and Morex comprise this segment, and are primarily engaged in interactive direct marketing of internally generated and 3rd party offers. Direct revenues for the quarter totaled $6.1 million, down 4% from $6.3 million in the previous quarter. This contributed 32% of total revenues, which was up from 29% in the previous quarter. Direct EBITDA was $1.8 million, down 25% from $2.4 million reported in the previous quarter.

For the full year 2006, the Direct segment contributed revenue of $17.7 million. There are no comparable periods because the company entered this segment in January 2006 with the acquisition of Morex Marketing Group, LLC and expanded further in May with the acquisition of iLead Media, Inc.

Think Advertising

MarketSmart Interactive, MarketSmart Advertising, and Web Diversity comprise this segment, and offer traditional advertising agency services (online and offline). Advertising revenues for the quarter totaled $6.3 million, down 10% from $7.0 million in the previous quarter and up 5% from $6.0 million a year ago. This contributed 33% of total revenues, the same as the previous quarter and a decrease from 62% in the same quarter a year ago. Advertising EBITDA was a loss of $0.2 million, down 202% from $0.2 million in the previous quarter, and up 59% from a loss of $0.5 million reported a year ago.

For the full year 2006, revenue from the Advertising segment decreased 7% to $25.3 million. Revenue from the company’s MarketSmart Interactive business decreased by approximately $8.8 million during 2006 as compared to 2005. This was offset by increased revenue from the addition of Web Diversity Ltd. in April 2006 of approximately $6.2 million and increased revenue from our advertising agency of approximately $0.8 million in 2006 as compared to 2005.

Think Consumer

Cherish, Inc., Vintacom Media Group, Personals Plus, Inc., and Real Estate School Online, Inc. comprise various online destinations for consumers in this segment. Consumer revenues for the quarter totaled $2.8 million, down 14% from $3.2 million in the previous quarter and up 8% from $2.6 million a year ago. Consumer EBITDA was $0.6 million, no change from $0.6 million reported in the previous quarter, and up 18% from $0.5 million reported a year ago.

The full year 2006 revenue from this segment increased approximately 49% from the previous year to $12.9 million. The increase was primarily due to the addition of three companies in 2005 that contributed approximately $5.6 million of revenue in 2006. This was offset by a decrease in revenue at the company’s Cherish division of approximately $1.6 million.

EBITDA, other

There were certain costs that occurred on the corporate level that were factored into the company’s total EBITDA. These costs amounted to $1.0 million for the fourth quarter, down from $1.5 million in the previous quarter, and virtually unchanged from the same year-ago quarter. For the full year 2006, this amounted to $5.2 million, up 110% from 2005.

2007 Guidance

Management maintains its currently issued forecasts for revenue in 2007 to exceed $100 million, with EBITDA margin to range between 20%-22%.

Conference Call

The company will hold a conference call later today to discuss its fourth quarter and year-end 2006 financial results. Think Partnership CEO Scott Mitchell and CFO Jody Brown will host the presentation, which will be followed by a question and answer period.

Date: Thursday, March 29, 2007

Time: 4:30 pm Eastern (1:30 pm Pacific)

Toll-Free Dial-In Number: (800) 922-9655

Toll/International: (973) 935-2407

Conference ID#: 8571307

Internet Simulcast: http://viavid.net/dce.aspx?sid=00003CA0

(Windows Media Player needed for simulcast)

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization and ask you to wait until the call begins. If you have any difficulty connecting with the conference call, please contact the Liolios Group at (949) 574-3860.

A replay of the conference call will be available starting at 7:30 PM Eastern and until midnight, April 12, 2007:

Toll-free replay number: (877) 519-4471

Toll/International replay number: (973) 341-3080

Replay PIN Number: 8571307

About Think Partnership

Think Partnership Inc. is an international leader in interactive performance-based marketing and related Internet technologies. Think provides a comprehensive and integrated set of scalable and cost-effective marketing solutions for both advertisers and publishers. These solutions increase customer retention and revenues through a diverse set of related marketing channels, including affiliate marketing, click-fraud-protected pay-per-click advertising, lead generation, interactive direct marketing, integrated offline advertising, campaign management, public relations, and branding. Think also operates several direct-to-consumer services including online dating, online education, and home business opportunities. High-profile brands include ValidClick™, PrimaryAds™, iLead Media, KowaBunga!®, BabyToBee, Second Bite™ and MarketSmart. For more information, visit www.thinkpartnership.com.

Regarding Forward Looking Statements

Statements made in this press release that express the company's or management's intentions, plans, beliefs, expectations or predictions of future events, are forward-looking statements. Those statements are based on many assumptions and are subject to many known and unknown risks, uncertainties and other factors that could cause the company's actual activities, results or performance to differ materially from those anticipated or projected in such forward-looking statements. For a discussion of these risks, see the company's report, as filed with the Securities and Exchange Commission on Form 10-K, filed March 29, 2007, under the section headed "Risk Factors.” The company cannot guarantee future financial results, levels of activity, performance or achievements; and investors should not place undue reliance on the company's forward-looking statements.

Contacts

Jody Brown, CFO

Think Partnership Inc.

Tel 727.324.0046, ext. 123

Email: jody.brown@thinkpartnership.com

or

Eric Souders or

Geoffrey Plank

The Liolios Group, Inc.

949.574.3860

Email:  scott@liolios.com

Financial Tables

 THINK PARTNERSHIP INC.

CONSOLIDATED STATEMENT OF OPERATIONS

Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Net Revenue	$71,882,328	$40,440,729	$17,621,100
Cost of Revenue	27,692,914	13,853,863	4,091,939
Gross Profit	44,189,414	26,586,866	13,529,161
Operating Expenses
Selling, General and Administrative	39,111,579	24,922,388	10,585,315
Amortization of Purchased Intangibles	3,451,372	1,546,859	108,489
Income from Operations	1,626,463	117,619	2,835,357
Other Income(Expense)
Interest Income	15,495	78,140	22,164
Interest Expense	(908,439)	(172,704)	(44,603)
Other Income, Net	671,538	10,299	24,863
Income Before Income Taxes	1,405,057	33,354	2,837,781
Income Tax Expense	839,866	36,975	1,063,793
Net Income (Loss)	565,191	(3,621)	1,773,988
Other Comprehensive Income
Unrealized Gain on Securities	78,675	94,004	0
Comprehensive Income	643,866	$90,383	$1,773,988

Net (Loss) Income Per Common Share
Basic(see Note 12)	($0.20)	$0.00	$0.07
Fully Diluted(see Note 12)	($0.20)	$0.00	$0.06

Weighted Average Shares (Basic)	48,722,284	33,809,371	24,332,967
Weighted Average Shares (Fully Diluted)	48,722,284	39,467,062	30,264,304

The accompanying notes to the condensed consolidated financial statements available in the company quarterly statement for the period ended December 31, 2006, as filed with the Securities and Exchange Commission, are an integral part of these statements.

THINK PARTNERSHIP INC.

CONSOLIDATED BALANCE SHEET

December 31, 2006 and 2005

	2006	2005
Assets
Current Assets
Cash and Cash Equivalents	$3,031,488	$2,609,114
Restricted Cash	1,164,216	828,804
Accounts Receivable	11,466,681	4,256,879
Allowance for Doubtful Accounts	(68,920)	(33,280)
Notes Receivable – Related Party	0	280,175
Refundable Corporate Income Taxes	715,814	1,526,968
Deferred Tax Asset	0	205,361
Prepaid Expenses and Other Current Assets	856,726	734,544
Total Current Assets	17,166,005	10,408,565
Property And Equipment, Net	4,010,647	3,253,078
Other Assets
Goodwill	79,140,787	32,959,252
Intangible Assets	19,819,652	10,300,248
Other Assets	260,048	573,176
Total Other Assets	99,220,487	43,832,676
Total Assets	$120,397,139	$57,494,319

Liabilities And Shareholders’ Equity
Current Liabilities
Notes Payable – Current Portion	$208,333	$5,262
Notes Payable – Related Party	37,326	429,761
Accounts Payable	6,335,623	3,443,603
Deferred Revenue	2,076,537	2,831,656
Client Prepaid Media Buys	168,002	774,877
Accrued Expenses	1,206,776	1,305,322
Deferred Tax Liabilities	613,965	0
Other Current Liabilities	496,731	3,979
Total Current Liabilities	11,143,293	8,794,460
Long-Term Liabilities	15,930,020	10,052,329
Series A Redeemable Preferred — 26,500 shares authorized, 5,000 issued and outstanding	3,859,785	0

Shareholders’ Equity
Preferred Stock, $.001 Par Value:
Authorized Shares – 5,000,000 – None Issued Or Outstanding	0	0
Common Stock, $.001 Par Value:
Authorized Shares – 200,000,000
Issued Shares – 66,876,794 in 2006 and 38,222,030 In 2005
Outstanding Shares – 64,228,120 In 2006 and 35,722,030 In 2005	66,877	38,222
Additional Paid In Capital	103,055,090	42,375,320
Accumulated Deficit	(12,986,723)	(3,320,016)
Accumulated Other Comprehensive Income	172,678	94,004
Treasury Stock	(843,881)	(540,000)
Total Shareholders’ Equity	89,464,041	38,647,530
Total Liabilities And Shareholders’ Equity	$120,397,139	$57,494,319

The accompanying notes to the condensed consolidated financial statements available in the company quarterly statement for the period ended December 31, 2006, as filed with the Securities and Exchange Commission, are an integral part of these statements.

Revenue and Reconciliation of Pre-Tax Income to Adjusted EBITDA by Segment

In addition to other measures, management evaluates the operating results of each of its segments based upon revenue and "EBITDA," which is defined as net income before depreciation and amortization, interest expense and income taxes, each of which is presented on the company's Consolidated Statements of Operations. The company's presentation of EBITDA may not be comparable to similarly-titled measures used by other companies. It is not practical to provide a reconciliation of forecasted EBITDA margin for the full year 2007 to the most directly comparable GAAP measure, pre-tax income, because certain items cannot be reasonably estimated or predicted at this time. Any of these items could be significant to the company’s financial results. The following tables summarize revenues and EBITDA for reportable segments, as well as reconcile EBITDA to pre-tax income, for the last eight quarterly periods:

	2006 Quarters Ended
	March 31	June 30	September 30	December 31
Revenue by Segment
Network	$1,762,926	$5,730,807	$5,264,785	$3,898,977
Direct	1,339,689	3,910,549	6,319,560	6,096,065
Advertising	5,318,811	6,666,458	7,023,294	6,300,977
Consumer	3,793,214	3,125,640	3,233,813	2,794,971
Elimination	(164,246)	(131,818)	(280,731)	(121,413)
Total Revenue	$12,050,394	$19,301,636	$21,560,721	$18,969,577

EBIDTA Reconciliation
Pre tax	($1,155,133)	$125,094	$1,483,589	$951,507
Amortization	781,634	1,243,778	1,510,157	1,628,089
Amortization- Stock Options	162,534	138,506	192,100	(179,027)
Depreciation	278,007	297,272	326,360	362,529
Net Interest Expense	241,521	190,156	230,717	230,550
Derivative Adjustment	0	24,940	36,656	(340,966)
TOTAL EBIDTA	$308,563	$2,019,746	$3,779,579	$2,652,682

EBIDTA By Segment
Network	$341,063	$1,741,963	$2,118,252	$1,458,719
Direct	844,443	1,686,777	2,390,968	1,796,325
Advertising	181,315	27,054	207,080	(211,147)
Consumer	227,840	(17,673)	577,065	603,578
Corporate	(1,286,098)	(1,418,375)	(1,513,786)	(994,793)
Total EBIDTA	$308,563	$2,019,746	$3,779,579	$2,652,682

	2005 Quarters Ended
	March 31	June 30	September 30	December 31
Revenue by Segment
Network	$193,236	$1,526,928	$1,942,160	$1,409,220
Direct	0	0	0	0
Advertising	7,152,012	6,919,853	7,068,655	5,977,075
Consumer	1,869,944	1,934,949	2,327,007	2,581,640
Elimination	(42,713)	(66,924)	(88,583)	(263,729)
Total Revenue	$9,172,479	$10,314,806	$11,249,239	$9,704,206

EBIDTA Reconciliation
Pre tax	$543,373	$373,098	$941,681	($1,824,798)
Amortization	178,346	385,204	477,252	506,057
Amortization- Stock Options	0	0	0	0
Depreciation	114,354	148,801	191,466	224,982
Net Interest Expense	(43,562)	815	55,704	81,607
Derivative Adjustment	0	0	0	0
TOTAL EBIDTA	$792,511	$907,918	$1,666,103	($1,012,152)

EBIDTA By Segment
Network	$23,768	$527,913	$634,737	($16,315)
Direct	0	0	0	0
Advertising	770,843	224,835	548,177	(512,689)
Consumer	520,251	679,772	924,625	510,610
Corporate	(522,351)	(524,602)	(441,436)	(993,758)
Total EBIDTA	$792,511	$907,918	$1,666,103	($1,012,152)

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